David G. Peinsipp

T: +1 415 693 2177

dpeinsipp@cooley.com

December 21, 2021

Division of Corporation Finance

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Super Group (SGHC) Ltd

Amendment No. 3 to Registration Statement on Form F-4

Filed December 7, 2021

File No. 333-259395

Ladies and Gentlemen:

Set forth below are the responses of Super Group (SGHC) Ltd (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated December 16, 2021, with respect to the Amendment No. 3 to Registration Statement on Form F-4 filed with the Commission on December 7, 2021, File No. 333-259395 (such Registration Statement the “Registration Statement” and such amendment “Amendment No. 3”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in our responses correspond to the Amendment No. 4, unless otherwise specified.

Amendment No. 3 to Registration Statement on Form F-4 Filed December 7, 2021

Dilution Upon Closing, page 20

1.	Since you no longer present the financial statements for the period ended June 30, 2021 on page F-25, please eliminate your reference to these financial statements in footnote (1).

RESPONSE:    The Company respectfully advises the Staff that the Company has amended the Dilution Upon Closing footnote (1) on page 21 to remove the reference to page F-25.

Summary of the Proxy Statement/Prospectus

Interests of SEAC’s Directors, Officers and Advisors in the Business Combination, page 25

2.

We note your disclosure that “the Founders, the Sellers and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of common stock or vote their shares in favor of the proposals.” Please tell us how these purchases comply with Rule 14e-5 of the Exchange Act.

Securities and Exchange Commission

December 21, 2021

RESPONSE:    The Company acknowledges the Staff’s comment and respectfully advises the Staff that no “covered person” within the meaning of Rule 14e-5(c)(3)(iv) will engage in any unlawful activity as defined in Rule 14e-5(a). The Company has revised the disclosure on pages 27, 96, 108 and 196 of Amendment No. 4 to provide clarifying disclosure in response to the Staff’s comment.

Comparative Per Share Information, page 35

3.

The pro forma basic and diluted earnings per share under the maximum redemption and mid-point redemption scenarios disclosed on page 36 do not agree to the amounts in the pro forma statement of operations on page 241. Please reconcile and revise these disclosures.

RESPONSE:    The Company respectfully advises the Staff that the Company has amended the Comparative Per Share Information table on page 36 to revise the earnings per share amounts under the maximum and mid-point redemption scenarios.

Material Tax Considerations

Material U.S. Federal Income Tax Considerations, page 135

4.

Please revise your disclosure to specifically state that the disclosure in this section is the opinion of counsel. Please also revise Exhibit 8.1 to state the same. Please make conforming edits under the heading Island of Guernsey Tax Considerations on page 151 and in Exhibit 8.2. Refer to Staff Legal Bulletin No. 19 Section III.B.2.

RESPONSE:    The Company respectfully advises the Staff that the Company has amended the disclosure in the Material U.S. Federal Income Tax Considerations section on page 135 to specifically state that such disclosure is the opinion of counsel and has revised Exhibit 8.1 to state the same.

Further, the Company respectfully advises the Staff that the disclosure under the heading Island of Guernsey Tax Considerations on page 151 and Exhibit 8.2 already include statements that the disclosure in that section is the opinion of counsel.

Selected Historical Financial Information of SEAC, page 181

5.

The amount of the warrant liability as of September 30, 2021 does not agree to the amount presented in the consolidated balance sheet at this date on page F-26. Also, the net cash provided by investing and financing activities for the nine months ended September 30, 2021 as disclosed on page 181 do not agree to the amounts presented in the statement of cash flows for this period on page F-29. Please reconcile and revise these disclosures.

RESPONSE:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 181.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 185

6.

Your pro forma condensed combined stockholders’ equity as of June 30, 2021 assuming no share redemptions as disclosed on page 186 does not agree to that disclosed in the pro forma statement of financial position as of this date on page 240. Also, the pro forma net loss and basic and diluted net loss for the year ended December 31, 2020 assuming maximum redemption of shares and assuming mid-point redemptions as disclosed on page 186 do not agree to those disclosed in the pro forma statement of operations for this period on page 241. Please reconcile and revise these disclosures.

RESPONSE:    The Company respectfully advises the Staff that the Company has amended the Summary Unaudited Pro Forma Condensed Combined Financial Information table on page 186 to revise the total stockholders equity as of June 30, 2021 under the no redemption scenario.

Further, the Company respectfully advises the Staff that the Company has amended the Summary Unaudited Pro Forma Condensed Combined Financial Information table on page 186 to revise net loss for the year ended December 31, 2020 under the maximum and mid-point redemption scenarios as well as the related basic and diluted net loss per share, common stock.

Securities and Exchange Commission

December 21, 2021

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 243

7.

Refer to footnotes (f) and (bb) - Please explain why the amounts of the IFRS 2 charge for listing services under the maximum redemption and mid-point redemption scenarios in footnote (f) do not agree to the corresponding amounts disclosed in footnote (bb). Please advise or revise.

RESPONSE:    The Company respectfully advises the Staff that the Company has amended the Unaudited Pro Forma Condensed Combined Financial Information footnote 2(bb) to revise the IFRS 2 charge under the maximum and mid-point redemption scenarios.

Financial Statements of Sports Entertainment Acquisition Corp. for the Fiscal Year Ended December 31, 2020

Notes to Financial Statements

Note 2 - Restatement of Previously Issued Financial Statements, page F-10

8.	Please tell us why you no longer disclose your restatement for the warrant reclassification. Refer to the guidance in ASC 250-10-50-7.

RESPONSE:    The Company respectfully advises the Staff that on June 22, 2021, the Company filed a 10K/A (Amendment No. 2) which restated its originally filed 10K/A (filed on March 31, 2021) for the issues surrounding the accounting treatment of the Company’s warrants and warrant liability. The 10K/A (Amendment No. 3) filed on December 2, 2021 restated the 10K/A (Amendment No. 2) filing on June 22, 2021 and therefore only addressed any changes in accounting from that filing. The changes from the June 22, 2021 10K/A were limited to the change in accounting treatment for temporary equity vs. permanent equity as more fully described in the explanatory note to the filing.

Exhibits

9.

Please revise your legal opinion filed as Exhibit 5.1 to include all of the shares you are registering on this F-4. In this regard, it appears you are not opining on the 485,000,000 NewCo Ordinary Shares issuable in exchange for the shares of SGHC held by the Pre-Closing Holders in connection with the Reorganization. In addition, please remove the assumption in Section 3.1.9, as it appears this “assumes away” the duly authorized opinion. Refer to Staff Legal Bulletin No. 19 Section II.B.3.a.

RESPONSE:    The Company respectfully advises the Staff that the Company has revised the legal opinion filed as Exhibit 5.1 to include the 485,000,000 NewCo Ordinary Shares issuable in exchange for the shares of SGHC held by the Pre-Closing Holders in connection with the Reorganization.

Further, the Company respectfully advises the Staff that Carey Olsen (Guernsey) LLP is unable to remove the assumption in Section 3.1.9 as the resolutions issuing all of the shares covered by the opinion will not be passed at the time the opinion is provided.

*        *        *         *        *

Securities and Exchange Commission

December 21, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David G. Peinsipp of Cooley LLP at +1 415-693-2177.

Very truly yours,

Cooley LLP

/s/ David G. Peinsipp
David G. Peinsipp

Enclosures

cc:	Justin Stock, Cooley LLP

Garth Osterman, Cooley LLP

Miguel Vega, Cooley LLP

Carl Marcellino, Ropes & Gray LLP

Paul Tropp, Ropes & Gray LLP

Rachel Phillips, Ropes & Gray LLP